UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 21, 2020

(Date of Report/Date of earliest event reported)

VERAX RESEARCH SERVICES, INC
(Exact name of registrant as specified in its charter)

Delaware	82-1868275
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Verax Botanical Research Center @ Hopkins, Johns Hopkins University-MCC 9601 Medical Center, Rockville, MD	20850
(Address of principal executive offices)	(ZIP Code)

888-214-2584

(Registrant’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7:	Departure of Certain Officers (see below)

Item 9:	Other Events (see below)

Response to Form 1-U Items 7 and 9

Dr. Garrett Lindemann has been Chief Executive Officer and Director since the Company’s 2018 inception. On September 18, 2020, Dr. Lindemann advised the Company’s Chairman (Dr. J. Randall Hoggle) by letter that, for health reasons, he needed to request a reduction in his workload and resign as a member of the Board of Directors upon conclusion of his term as a director of the Company on September 30. In view of a then scheduled Board Meeting, the Board entered into negotiations with Dr. Renato Cataldo and, on September 21, 2020, Dr. Cataldo was approved unanimously by the Board of Directors as its CEO (or Principal Executive Officer for SEC purposes).  An associated Chief Executive Officer Agreement between Dr. Cataldo and the Company was executed as of September 21, 2020, as well. Dr. Lindemann, in his reduced role, has not departed the Company since he will continue to serve as its Chief Scientific Officer.  There has been no change of control associated with these personnel changes.  Verax will issue a Press Release next Tuesday with regard, at minimum, to Dr. Cataldo’s scientific and leadership roles and to Dr. Lindemann’s redefined role with the Company.

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SIGNATURES

Pursuant to the requirements of Regulation A, Verax has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAX RESEARCH SERVICES, INC.

Date: September 25, 2020	By:	/s/ Dr. J. Randall Hoggle
	Name:	Dr. J. Randall Hoggle
	Title:	Chairman of the Board

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